FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibilities or Connected Persons

In accordance with DTR 3.1.4R(1)(a) and (c) I give details of changesin the interests of the following Directors and Persons Discharging Managerial Responsibilities ('PDMR') who acquired Ordinary Shares ('Shares') in GlaxoSmithKline plc ('GSK') at a price of 1294.81 pence per Share, following the re-investment of the dividend paid to shareholders on 1 October 2015.

Director/PDMR	Shares
Sir Andrew Witty	29.783
Mr R G Connor	247.313
Mr S Dingemans	975.733
Mr S A Hussain	2,232.502
Mr D S Redfern	846.893
Dr M M Slaoui	171.202
Ms C Thomas	1,039.600
Mr P C Thomson	355.850
Dr P J T Vallance	1,260.356
Ms E Walmsley	977.510

Connected Person	Shares
Mrs K Thomson (Connected Person to Mr P C Thomson)	114.588

GSK was informed of these allocations on 16 October 2015.

V A Whyte
Company Secretary

19 October 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 19, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc